UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 12, 2017

(Date of earliest event reported)

Knightscope, Inc.

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other incorporation)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue

Mountain View, CA 94043

(Full mailing address of principal executive offices)

(650) 924-1025

(Issuer’s telephone number, including area code)

Series m Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

On December 12, 2017, Knightscope, Inc. (the “Company”) filed an Amended and Restated Certificate of Incorporation (the “Restated Certificate”) with the Secretary of State of the State of Delaware to, among other things, (i) increase the number of authorized shares of Class A Common Stock, par value $0.001 per share, to a total of 80,000,000 shares, (ii) increase the number of authorized shares of Class B Common Stock, par value $0.001 per share, to a total of 30,000,000 shares, (iii) increase the number of authorized shares of Preferred Stock, par value $0.001 per share, to a total of 25,794,930 shares, (iv) decrease the number of authorized shares of Series A Preferred Stock, par value $0.001 per share, to a total of 8,936,015 shares, (v) decrease the number of authorized shares of Series B Preferred Stock, par value $0.001 per share, to a total of 4,707,501 shares, (vi) create a new series of Preferred Stock, designated Series m-1 Preferred Stock, par value $0.001 per share, consisting of 333,334 authorized shares, (vii) create a new series of Preferred Stock, designated Series m-2 Preferred Stock, par value $0.001 per share, consisting of 1,660,756 authorized shares, (viii) create a new series of stock, designated Series m-3 Preferred Stock, par value $0.001 per share, consisting of 3,490,658 authorized shares, (ix) establish the rights, preferences, privileges and restrictions of the Class A Common Stock, Class B Common Stock and the Preferred Stock, and (x) make certain other changes as are set forth in the Restated Certificate (the “Amended Class Structure”), effective as of December 12, 2017. The Restated Certificate effecting the Amended Class Structure is filed as Exhibit 2.1 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knightscope, Inc.

By:	\s\ William Santana Li
Name:	William Santana Li
Title:	Chief Executive Officer

Date: December 13, 2017

EXHIBIT INDEX

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation, filed December 12, 2017